UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

16 December 2022
Commission File No. 001-32846

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CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: CRH Establishes New Venture Capital Unit

Press Release
CRH Establishes New Venture Capital
Unit

CRH plc, the global leader in building materials solutions, announces CRH Ventures, its venture capital unit, which will support the development of new technologies and innovative solutions to meet the increasingly complex needs of customers and evolving trends in construction.

With access to a $250 million venturing and innovation fund to invest, CRH Ventures will partner with construction and climate technology companies, operating across the construction value chain.

CRH Ventures will focus on cutting-edge technologies at the core of the construction industry's changing landscape, investing in companies that are: developing the next generation of advanced sustainable building products and accelerating the industry's path to decarbonisation; expanding automation and off-site construction methods to build more efficiently and safely; leveraging digital technologies to build smarter; and increasing market efficiency and optimisation to deliver better value for customers.

Albert Manifold, Chief Executive of CRH, said: "The launch of CRH Ventures demonstrates our continued commitment to investing in new technologies that will shape the built environment of tomorrow. CRH Ventures will serve as a valuable partner to start-ups and entrepreneurs that will benefit from the technical capabilities, knowledge and expertise of a global industry leader, to pilot and scale new technologies and innovations that will enable safer, smarter, and more sustainable construction."

CRH Ventures is actively pursuing investment opportunities, having already partnered with construction and climate technology start-ups in the areas of digitalisation and decarbonisation.

For more information visit www.crhventures.com.

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Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Albert Manifold	Chief Executive
Jim Mintern	Finance Director
Frank Heisterkamp	Director of Capital Markets & ESG
Tom Holmes	Head of Investor Relations

About CRH
CRH (LSE: CRH, ISE: CRG, NYSE: CRH) is the leading building materials business in the world, employing c.73,000 people at c.3,200 operating locations in 29 countries. It is the largest building materials business in North America and in Europe and also has regional positions in Asia. CRH manufactures and supplies a range of integrated building materials, products and innovative end-to-end solutions which can be found throughout the built environment in a wide range of construction projects from major public infrastructure to homes and commercial buildings. A Fortune 500 company, CRH is a constituent member of the FTSE 100 Index, the EURO STOXX 50 Index, the ISEQ 20 and the Dow Jones Sustainability Index (DJSI) Europe. CRH is ranked among sector leaders by Environmental, Social and Governance (ESG) rating agencies. CRH's American Depositary Shares are listed on the NYSE. For more information visit www.crh.com

Registered Office: No 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2, R02 R279, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 16 December 2022
By:___/s/Neil Colgan___
N.Colgan
Company Secretary